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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


                            SCHEDULE 13D/A

              Under the Securities Exchange Act of 1934*
                           (Amendment No. 3)

                        Harmony Holdings, Inc.
                           (Name of Issuer)

                     Common Stock, $.01 Par Value
                    (Title of Class of Securities)

                               41322310
                            (CUSIP Number)

                           Gilles Assouline
                             Unimedia S.A.
                          Immeuble le Levant
                        2 rue du Nouveau Bercy
                            94220 Charenton
                                France
                          (33-1) 43-53-69-99

             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                            October 9, 1996
        (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


                             SCHEDULE 13D



 CUSIP No. 41322310

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1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Unimedia S.A.  (Foreign entity - no number available)
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                            (b)  [X]
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3   SEC USE ONLY
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4   SOURCE OF FUNDS
                   WC, OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION
           France
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     NUMBER OF        7   SOLE VOTING POWER
      SHARES                1,016,000 Shares
    BENEFICIALLY      -----------------------------------------------
     OWNED BY         8   SHARED VOTING POWER
       EACH                 0  (See text of Item 5)
     REPORTING        -----------------------------------------------
    PERSON WITH       9   SOLE DISPOSITIVE POWER
                            1,016,000 Shares
                      -----------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                            0  (See text of Item 5)
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,016,000 Shares  (See text of Item 5)
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                [ ]
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       15.2%
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14       TYPE OF REPORTING PERSON
                                           CO
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



          Unimedia S.A. ("Unimedia") hereby amends its statement on
Schedule 13D (the "Schedule 13D") originally filed on August 2, 1996, and amended on September 3, 1996 and October 7, 1996, with respect to its beneficial ownership of shares of common stock, par value $.01 per share ("Common Stock"), of Harmony Holdings, Inc., a Delaware corporation (the "Company").

          Item 4 of the Schedule 13D, as amended to date, is deleted in its entirety and is hereby amended and restated to read as follows:

Item 4.  Purpose of Transaction

          The Common Stock acquired in the Initial Purchase was acquired for purposes of investment. However, in connection with such investment, the Company, Unimedia and Harvey Bibicoff entered into an agreement (the "Acquisition Agreement") establishing the terms for the acquisition of Unimedia by the Company (the "Unimedia Acquisition") and obligating the parties, inter alia, to negotiate and execute in good faith before September 30, 1996 an agreement with additional details. Pursuant to the Unimedia Acquisition, the shareholders of Unimedia would receive Common Stock and preferred stock of the Company representing approximately 69% of the share capital (including 69% of the voting rights and dividend rights) of the Company on a fully diluted basis. The Common Stock acquired through open market purchases was acquired for investment purposes and to facilitate the Unimedia Acquisition.

          On September 30, 1996, the Company issued the press release set forth in Exhibit 3 hereto, and also filed its Form 10K for the year ended June 30, 1996, in which the Company unilaterally announced that the Unimedia Acquisition would not be consummated. Unimedia believes that it was in compliance with its obligations under the Acquisition Agreement, that the Company and Harvey Bibicoff are in breach of their obligations and that the Company and Harvey Bibicoff remain obligated with respect to consummation of the Unimedia Acquisition. In light of the foregoing, and based on information included in the Company's Form 10K, Unimedia commenced a legal action against the Company and Harvey Bibicoff (the "Defendants") on October 9, 1996 in the United States District Court for the Central District of California (Case No. CV-96-7109 JGD (RNBx) (the "Harmony Litigation"). In the Harmony Litigation, Unimedia is asserting claims related to circumstances surrounding the

Initial Purchase of Common Stock, the Subscription Agreement, the Acquisition Agreement and the Company's announcements and other actions on September 30, 1996, including claims against one or both Defendants for violations of Rule 10b-5 under the Securities Exchange Act of 1934 (the "Exchange Act"), fraud, negligent misrepresentation, breach of contract, declaratory relief and injunctive relief. Unimedia is requesting relief in the form of (a) declaratory relief that the Defendants' obligations under the Acquisition Agreement have not been excused and that the Defendants are obligated to proceed with the Unimedia Acquisition, (b) preliminary and permanent injunctions with respect to actions by the Defendants that would disable or prevent the Unimedia Acquisition and with respect to use of funds received from Unimedia on August 16, 1996 and a preliminary and permanent injunction against Harvey Bibicoff with respect to certain transfers of his shares, (c) recision of the Initial Purchase and restitution of amounts paid and (d) actual, exemplary and punitive damages. Unimedia also continues to evaluate other options available to it.

          On April 18, 1996, Unimedia and Capital Media Group Ltd. ("CMG") made a proposal to the Company for the purchase of all the Company's outstanding stock at a purchase price of $3.50 per share of which one third would have been paid in cash and two thirds would have been paid in the common stock of CMG. In further discussions, Unimedia and CMG also made a proposal to loan the Company between $500,000 and $1,000,000 on terms to be agreed upon. Such proposals were subject to significant conditions, including negotiation of a definitive agreement, satisfactory completion of due diligence reviews and receipt of various board, stockholder and regulatory approvals. Subject to such conditions, such proposals were accepted by the Company. Negotiations with respect to such proposals terminated prior to the commencement of negotiations with respect to the Subscription Agreement and the Acquisition Agreement.

          Unimedia intends continuously to review all aspects of its investment in the Company, including the Company's business operations, financial results and condition and prospects, the market price of Common Stock, conditions in the securities markets generally, general economic and industry conditions and progress with respect to the Unimedia Acquisition and the Harmony Litigation. Unimedia reserves the right, based on its continuing review of these and other relevant factors, to acquire additional shares of Common Stock in open market purchases, privately negotiated transactions or otherwise, to dispose of any or all of the shares of Common Stock it acquired pursuant to the Subscription Agreement and open market purchases or that it may otherwise acquire, to assert additional claims or seek additional remedies against the Company and Harvey Bibicoff, to commence litigation in other forums, to elect among available remedies in or settle the Harmony Litigation or any other litigation that may be commenced, or otherwise to change its intention with respect to any or all of the matters referred to in this Item 4.

          Except as set forth in this statement, or as may result from Unimedia's pursuit of its legal rights and remedies in connection with the foregoing, neither Unimedia nor, to Unimedia's knowledge, any of the persons listed on Schedule I, has any other present plans or proposals which would result in or relate to (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. However, based on its continuing review of the factors referred to above or in connection with the Unimedia Acquisition, the Harmony Litigation or any other action taken in respect of the Company's September 30 announcement, Unimedia, the persons listed on Schedule I, Unimedia's shareholders or their respective representatives may discuss one or more of the foregoing matters with the Company, its directors or management or other shareholders of the Company, or may formulate plans or proposals relating to one or more of the foregoing matters. Unimedia reserves the right to take any and all actions it may deem appropriate to maximize the value of its investment in the Company or facilitate the Unimedia Acquisition.



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                               SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 16, 1996                 Unimedia S.A.




                                 By  /s/ Gilles Assouline
                                     ------------------------------
                                     Name:  Gilles Assouline
                                     Title: President du Directoire